                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 5)(1)

                               NOVOSTE CORPORATION
                               -------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    67010C100
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 7, 2005
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /_/.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                      --------------------
CUSIP No. 67010C100                    13D                     Page 2 of 8 Pages
----------------------                                      --------------------

================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        / / (a)
                                                                         / / (b)
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  2,433,207
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
                ----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,433,207
                ----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,433,207
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                      / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.9%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
CUSIP No. 67010C100                    13D                     Page 3 of 8 Pages
----------------------                                      --------------------

================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        / / (a)
                                                                         / / (b)
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  2,433,207
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
                ----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,433,207
                ----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,433,207
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                      / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.9%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
CUSIP No. 67010C100                    13D                     Page 4 of 8 Pages
----------------------                                      --------------------

================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        / / (a)
                                                                         / / (b)
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  2,433,207
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                ----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
                ----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,433,207
                ----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,433,207
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                      / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.9%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                      --------------------
CUSIP No. 67010C100                    13D                     Page 5 of 8 Pages
----------------------                                      --------------------

          The following  constitutes  Amendment No. 5 ("Amendment No. 5") to the
Schedule 13D filed by the undersigned.  This Amendment No. 5 amends the Schedule
13D as specifically set forth.

     Item 4 is hereby amended to add the following:

          On  September  7, 2005,  Steel  Partners II  delivered a letter to the
Issuer informing it that Steel Partners II has voted all of its 2,433,207 Shares against the proposals  relating to the proposed  merger (the  "Merger") with ONI
Medical  Systems,  Inc.  ("ONI") at the Issuer's special meeting of stockholders scheduled to be held on September 14, 2005.  Steel Partners II believes ONI is a poorly  chosen  merger  candidate  and that the Merger  provides  no benefits or upside to the stockholders,  significantly increases the risks to the Issuer and its stockholders and has significant costs. Steel Partners II also expresses its disapproval of the Issuer's formation of rabbi trusts with  stockholders'  cash.
The letter is filed as Exhibit No. 4 to this Amendment No. 5 and is incorporated herein by reference.

     Item 7 is hereby amended to add the following exhibit:

          4. Letter from Steel Partners II, L.P. to Novoste  Corporation,  dated
             September 7, 2005.

----------------------                                      --------------------
CUSIP No. 67010C100                    13D                     Page 6 of 8 Pages
----------------------                                      --------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated:  September 8, 2005               STEEL PARTNERS II, L.P.

                                        By:  Steel Partners, L.L.C.
                                             General Partner

                                        By: /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           Warren G. Lichtenstein
                                           Managing Member

                                        STEEL PARTNERS, L.L.C.

                                        By: /s/ Warren G. Lichtenstein
                                           -------------------------------------
                                           Warren G. Lichtenstein
                                           Managing Member

                                        /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        WARREN G. LICHTENSTEIN

--------------------------                                ----------------------
CUSIP No. 67010C100                    13D                    Page 7 of 8 Pages
--------------------------                                ----------------------

                                  EXHIBIT INDEX
                                  -------------

Exhibit                                                                     Page
-------                                                                     ----

1.   Joint  Filing  Agreement  by and among Steel  Partners  II, L.P.,       --
     Steel  Partners,   L.L.C.  and  Warren  G.  Lichtenstein,   dated
     September 26, 2003 (previously filed).

2.   Confidentiality  and Standstill  Agreement by and between Novoste       --
     Corporation and Steel Partners II, L.P.,  dated November 10, 2004
     (previously filed).

3.   Letter from Steel Partners II, L.P. to Novoste Corporation, dated       --
     April 4, 2005. (previously filed)

4.   Letter from Steel Partners II, L.P. to Novoste Corporation, dated        8
     September 7, 2005.

--------------------------                                ----------------------
CUSIP No. 67010C100                    13D                    Page 8 of 8 Pages
--------------------------                                ----------------------

                             STEEL PARTNERS II, L.P.
                               590 MADISON AVENUE
                                   32ND FLOOR
                            NEW YORK, NEW YORK 10022
                                  -------------
                               TEL (212) 758-3232
                               FAX (212) 758-5789

September 7, 2005

FOR DISSEMINATION TO NOVOSTE BOARD OF DIRECTORS

Novoste Corporation
4350 International Blvd.
Norcross, GA  30093
Attn: Corporate Secretary

Gentlemen:

          Steel Partners II, L.P. is writing to inform you that it has voted all of its  2,433,207  shares of Novoste  Corporation  (the  "Company")  against the proposals  relating  to the  proposed  merger  (the  "Merger")  with ONI Medical
Systems, Inc. ("ONI") at the Company's special meeting of stockholders scheduled to be held on  September  14,  2005.  We believe ONI is a poorly  chosen  merger candidate.  In fact,  the share  price  has  dropped  29%  since you  originally announced this deal. The Merger  provides no benefits or upside to the Company's
stockholders,   significantly  increases  the  risks  to  the  Company  and  its stockholders and has significant costs.

          We believe this board  continues to make bad decisions that are not in the stockholders' best interests. These ill-conceived decisions include:

     o    The proposed  Merger which will result in significant  dilution of the stockholders' ownership in the combined company; and

     o    The formation of rabbi trusts,  funded with stockholders'  cash, which will be  used to  protect  key  employee  retention  and  other  bonus payments,  severance payments and other benefits that would be paid to executives at the time of their  termination;  these change of control payments of $2.3  million  represent  over 20% of the  current  market value of the Company.

          We are perplexed  that the board of directors  would even consider the proposed Merger as a value enhancing  alternative for its stockholders.  Had the board of directors given the stockholders an opportunity to voice their concerns prior to entering into this  extraordinary  transaction,  as we requested in our letter dated April 4, 2005, perhaps we could have shown you the light and spared the Company the significant  expense that has already been spent on consummating this  transaction.  For the reasons set forth in this  letter,  we believe it is clear that the Merger should not be approved by the stockholders.

                                        Very truly yours,

                                        STEEL PARTNERS II, L.P.

                                        By: Steel Partners, L.L.C.
                                            General Partner

                                        By: /s/ Warren G. Lichtenstein
                                            --------------------------------
                                            Warren G. Lichtenstein
                                            Managing Member